April 1, 2009
VIA EDGAR
Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010
RE:	Toll Brothers, Inc. Form 10-K for the Fiscal Year Ended October 31, 2008 Filed December 19, 2008 Form 10-Q for the Fiscal Quarter Ended January 31, 2009 Filed March 11, 2009 File No. 001-09186
Dear Mr. O’Brien:
     We are in receipt of your letter dated March 19, 2009. As discussed during our conversation on March 31, 2009 with Tracey Houser, we intend to respond to the comments contained in your letter by April 15, 2009.
     If you have any additional questions or comments, please contact me.

Yours truly,

/s/ Joseph R. Sicree
Joseph R. Sicree
Senior Vice President —
Chief Accounting Officer
Direct telephone: 215 938 8045
Fax: 215 938 8422
E-mail: jsicree@tollbrothersinc.com

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